Mail Stop 4561

September 8, 2008

Via Facsimile (213) 617-8106 and U.S. Mail

Hasmik Yaghobyan
Chief Financial Officer and Director
Ventura Assets Limited
2241 Flintridge Drive
Glendale, CA 91206

> **Re: Ventura Assets Limited**
> **Registration Statement on Form S-1**
> **Filed August 12, 2008**
> **File No. 333-152976**

Dear Ms. Yaghobyan:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You disclose in various places of the prospectus that you are in the process of raising $75,000 of new capital through a private placement. We note that this disclosure includes the price at which the shares are being offered in the private placement. We also note that the disclosure does not contain any legend cautioning readers that the securities offered in the private placement are not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an

application exemption from registration. Given these factors, it does not appear that you are in compliance with the safe harbor provided in Rule 135c under the Securities Act regarding notices of proposed unregistered offerings. Please identify the exemption from registration that you are relying upon in connection with your private placement and provide us with your analysis of whether the exemption is available in light of the disclosure in your prospectus regarding your unregistered offering.

Cover Page

2.   Please revise the reference to your risk factor disclosure to include the page number on which that disclosure begins. See Item 501(b)(5) of Regulation S-K.

Selling Security Holders, page 9

3.   In your response letter please provide a complete discussion of how each selling shareholder acquired the securities that are being registered for resale. In this response provide information regarding the background of the issuances to the selling shareholders and the nature of the arrangements, the date(s) of the transaction in which the securities were sold, the amount of securities sold.

4.   In the footnotes to your selling shareholder table, please identify clearly the natural person or persons that hold the voting and investment powers with respect to the shares you are registering on behalf of Ascot Funding. See Interpretation I.60 of the Telephone Interpretation Manual (July 1997) and # 4S, Regulation S-K, Manual of Publicly Available Telephone Interpretations (March 1999).

5.   In the footnotes to your selling shareholder table, please identify all selling shareholders that are broker-dealers or affiliates of broker-dealers. If any selling shareholders are registered broker-dealers, they should be specifically named as underwriters in the prospectus, unless they acquired their shares as transaction-based compensation for the performance of investment banking or similar services. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business.

Financial Statements

General

6.   Please update your financial statements as required by Item 8-08 of Regulation S-X. Also, provide an updated consent from your accountant. Please be sure that your updated financial statements provide cumulative information from your company's inception through June 30, 2008. See Item 8-03(b)(6) of Regulation S-X.

Part II

Item 12. Incorporation of Certain Information by Reference, page 35

7.   Please note that you are not eligible to incorporate information by reference into your
        registration statement because you did not file a Form 10-K for your prior fiscal year.
        See Section VII.C of the Form S-1. Please revise this section and Item 11A
        accordingly.

Item 16. Exhibits and Financial Statement Schedules, page 38

8.   Please revise the footnote in this section to identify the prior filing that contains your
        articles of incorporation and by-laws.

Item 17. Undertakings. Page 39

9.   You do not appear to include the undertaking required by Item 512(h) of Regulation
        S-K. Please include this undertaking or explain why you have not included it.

Signatures

10.   It appears that only the registrant has signed the registration statement. The
        registration statement must also be signed by specified persons in their individual
        capacities, including the company's principal executive officer, its principal financial
        officer, its controller or principal accounting officer and by at least a majority of the
        board of directors. See Instruction 1 to Signatures in the Form S-1. If any person
        occupies more than one of the specified positions required to sign the Form S-1, you
        must indicate on the signature page all of the capacities in which the person is signing
        the Form S-1. The appropriate text specified in Form S-1 should precede the
        signatures provided by the required individuals.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. Your responsive amendment should include a marked copy of the amended filing
that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as
those in HTML format that show changes within paragraphs help us to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment
and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456 or, in his absence, me at (202) 551-3462. If you require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief